Exhibit 4.90

Date: 26 April 2006

Hutchison International Limited

22nd Floor, Hutchison House,

10 Harcourt Road,

Hong Kong

Attention: The Company Secretary

Re:	IPR Framework Agreement dated 24th September 2004 between Hutchison International Limited and Hutchison Telecommunications International Limited (the “IPR Framework Agreement”)

We write to notify you that the following companies shall be deemed to be included as the Operating Companies (as such term was defined in the IPR Framework Agreement) for the purpose of Clauses 2.1, 2.2, 2.3 and 3 and the Schedule of the IPR Framework Agreement with effect from the following dates respectively:-

Operating companies	Effective Date
PT Hutchison CP Telecommunications	27th July 2005
BPL Mobile Cellular Limited	2nd January 2006
3 Global Services Private Limited	21st February 2006

Thank you for your kind attention.

Signed by :

Ting Y. Chan, Alternate Director
For and on behalf of

Hutchison Telecommunications International Limited